10250 Constellation Blvd. 19th Floor Los Angeles, CA 90067 310.553.3000 TEL 310.556.2920 FAX

July 31, 2024	Marc A. Indeglia Direct Dial 310.282.6245 Direct Fax 310.785.3545 Email mindeglia@glaserweil.com

Katherine Bagley, Esq. Robert Augustin, Esq. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	INVO Bioscience, Inc.
Registration Statement on Form S-3
Filed May 21, 2024
File No. 333-279593

Dear Ms. Bagley and Mr. Augustin:

On behalf of our client, INVO Bioscience, Inc., a Nevada corporation (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered by way of it letter dated July 18, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2024 (the “Registration Statement”). For your convenience, we have included the original comment from the Comment Letter in their entirety.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 2

1.	We have read your response to prior comment 1 and reissue in part. Please provide the objective evidence that you used to determine the purported incremental borrowing rates cited in your response. In this regard, please note that these estimates should be based on relevant objective and observable data and also any market-based data that is comparable to the registrant’s facts and circumstances. Your analysis should provide all calculations and clearly correlate your conclusions with the actual borrowing rates reported in the Registrant’s financial statements as well as the Registrant’s operating performance and liquidity at inception of the leases. In your response, please also clarify how you reasonably concluded that the Registrant’s incremental borrowing rates could possibly range as low as 2.54% given the Registrant’s consistent operating losses and cash flow deficits and the fact that the Registrant’s actual borrowing rates range from 10% to 100%. Also, if you used an assumption about the spread in market rates between collateralized and uncollateralized debt then please provide that data to us. We may have further comment.

Response: In determining its incremental borrowing rates for the leases, the Company reviewed the Survey of Terms of Business Lending from the Small Business Credit Survey collected by the Federal Reserve Bank of Kansas City (located at https://www.nav.com/small-business-loans/commercial-interest-rates/) and the historical interest rates for the SBA 504 Loan Program as published by the Nebraska Business Development Center (located at https://nedcoloans.org/historical-rates-year/). Due to its financial condition (including, without limitation, its operating losses and cash flow deficits) at each of the relevant measurement periods, the Company elected to use the interest rates published by the Federal Reserve Bank of Kansas City as its incremental borrowing rates, which were consistently higher than those of the SBA 504 Loan Program. Although the Company has had past borrowings, these borrowings did not occur at or near the commencement date of each lease, and the terms of the borrowings were not of similar terms to the leases in question.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 31, 2024

In further consideration of the Staff’s partial re-issuance of its comment, the Company has engaged Scalar, a leading independent valuation firm, to provide an opinion regarding the Company’s incremental borrowing rates for each lease in question. Scalar determined that the most appropriate methodology for determining the incremental borrowing rates was to develop a synthetic credit rating for the Company as of the commencement date of each lease, since, as stated above, the Company’s past borrowings do not coincide in commencement date or term with any of the leases, and since the Company does not have an established credit rating.

To do this, Scalar performed an analysis using a random forest algorithm to compare various financial metrics of the Company against other public companies. (These metrics are set forth in the table attached hereto as Exhibit A.) The source data for this comparison included all publicly credit rated companies on major exchanges. The model then compares the Company’s financial metrics as of the lease commencement date to the financial metrics of the data for the publicly credit rated companies to determine the appropriate credit rating for the Company. Based on the foregoing analysis, Scalar determined that the Company’s synthetic credit rating for each of the leases was CCC+.

Since an incremental borrowing rate for a lease would represent a collateralized rate, Scalar adjusted the synthetic rating upward by one notch (CCC+ to B-) to reflect the reduced risk. Lastly, Scalar took the adjusted synthetic rating and the various terms of the leases and selected the incremental borrowing rate based on the commencement date, duration of the lease, and a corresponding corporate yield curve. Since S&P data does not provide + or – yield curve ratings, Scalar considered both the B and CCC yield curve and applied a 75% weighting to the B rating as B- is closer to a B than a CCC rating.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 31, 2024

Upon further review and analysis, the Company has determined that the following are the proper incremental borrowing rates for each lease:

Lease	Incremental Borrowing Rate
Commercial Lease Agreement dated May 1, 2019 between the Company and PJ LLC	8.80%
Lease Agreement dated March 2021 with Trustmark National Bank	7.45%
Sublease Agreement dated June 29, 2021 between Assure Fertility Partners of Atlanta II and Bloom INVO LLC	6.76%
Lease Agreement dated May 23, 2022 between 4602 North Armenia Ave, LLC and INVO Centers, LLC	10.51%
Lease Agreement dated July 1, 2023 between Taylyn Holdings, LL and Wood Violet Fertility, LLC	10.28%

Scalar’s final opinion is attached hereto as Exhibit B.

Had the Company used the foregoing incremental borrowing rates to determine its lease liabilities, the Company’s lease liabilities would have been $4,239,252 as of December 31, 2023 and $2,799,442 as of March 31, 2024 (as opposed to $5,919,644 as of December 31, 2023 and $3,490,579 as of March 31, 2024). This reflects an impact to lease liabilities of $(1,680,392) as of December 31, 2023 and an impact of $(691,137) as of March 31, 2024. Correspondingly, the Company’s lease right of use assets would have been $4,060,537 as of December 31, 2023 and $2,678,092 as of March 31, 2024 (as opposed to $5,740,929 as of December 31, 2023 and $3,369,229 as of March 31, 2024). This reflects an impact to right of use assets of $(1,680,392) as of December 31, 2023 and an impact of $(691,137) as of March 31, 2024.1 For all periods, the differences are less than 10% of the respective financial statement category. Further, there would be no impact on net loss, earnings per share, or net equity, either for the year ending December 31, 2023 or the three months ending March 31, 2024.

1 The Company notes that the material decrease in the amount of lease right of use assets and lease liability from December 31, 2023 and March 31, 2024 results from the Company’s termination of the Lease Agreement dated May 23, 2022 between 4602 North Armenia Ave, LLC and INVO Centers, LLC.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 31, 2024

The Company again assessed the materiality of the error in incremental borrowing rates by considering both the quantitative and qualitative considerations outlined in the materiality guidance set forth in SEC Staff Accounting Bulletin Topic 1.M and 1.N. The Company has again determined that the error can be corrected as an out-of-period adjustment because it is immaterial to both the current and prior period(s). Quantitively, as noted above, the impact was limited to assets and liabilities and was less than 10% for each financial statement category for each period. Moreover, and more significantly, there was no quantitative impact on revenue, net loss, earnings per share, or net equity.

Qualitatively, the error has resulted in no change to the business plan or operations of the Company. The error has not and will not result in any impact to loan covenants, contractual agreements, regulatory requirements, or management compensation. As stated above, neither the Company’s net loss nor its earnings (loss) per share is materially altered as a result of the error; rather, the error results in a gross down of assets and liabilities by a very similar amount. It is the Company’s position that that, qualitatively, a reasonable investor would not consider these particular assets and liabilities important in making an investment decision regarding the Company.

The Company intends to amend its Form 10-K for the year ending December 31, 2023 to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the first paragraph of Footnote 9 to the financial statements to read as follows:

The Company has various operating lease agreements in place for its office and joint ventures. Per FASB’s ASU 2016-02, Leases Topic 842 (“ASU 2016-02”), effective January 1, 2019, the Company is required to report a right-of-use asset and corresponding liability to report the present value of the total lease payments, with appropriate interest calculation. The rate implicit in the lease was not readily determinable. Historically, the Company historically utilized the applicable federal rate as of the commencement of the lease, however, the Company has determined that utilization of the applicable federal rate was not its comparable incremental borrowing rate. The Company has since calculated the incremental borrowing rate for each lease by developing a synthetic credit rating for the Company as of the commencement date of each lease, adjusting the synthetic credit rating to reflect the collateralized nature of the incremental borrowing rate, and based on the adjusted synthetic rating and the various terms of the leases, selected the incremental borrowing rate based on the commencement date, duration of the lease, and a corresponding weight-adjusted corporate yield curve. The Company then completed a sensitivity analysis on all of its current leases and determined there was no material difference between using the applicable federal rate and the applicable incremental borrowing rate. Lease renewal options included in any lease are considered in the lease term if it is reasonably certain the Company will exercise the option to renew. The Company’s operating lease agreements do not contain any material restrictive covenants.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 31, 2024

The Company intends to further amend its Form 10-K for the year ending December 31, 2023 to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the fourth paragraph of Footnote 9 to the financial statements to read as follows:

For the year ended December 31, 2023, the weighted average remaining lease term for operating leases was 150 months. For the year ended December 31, 2023, the weighted average discount rate for operating leases was 9.7%. The Company paid approximately $0.3 million in cash for operating lease amounts included in the measurement of lease liabilities for the year ended December 31, 2023. The Company did not have any finance leases as of December 31, 2023.

The Company intends to amend its Form 10-Q for the period ending March 31, 2024 as follows to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the first paragraph of Footnote 9 to the financial statements to read as follows:

The Company has various operating lease agreements in place for its office and joint ventures. Per FASB’s ASU 2016-02, Leases Topic 842 (“ASU 2016-02”), effective January 1, 2019, the Company is required to report a right-of-use asset and corresponding liability to report the present value of the total lease payments, with appropriate interest calculation. The rate implicit in the lease was not readily determinable. Historically, the Company historically utilized the applicable federal rate as of the commencement of the lease, however, the Company has determined that utilization of the applicable federal rate was not its comparable incremental borrowing rate. The Company has since calculated the incremental borrowing rate for each lease by developing a synthetic credit rating for the Company as of the commencement date of each lease, adjusting the synthetic credit rating to reflect the collateralized nature of the incremental borrowing rate, and based on the adjusted synthetic rating and the various terms of the leases, selected the incremental borrowing rate based on the commencement date, duration of the lease, and a corresponding weight-adjusted corporate yield curve. The Company then completed a sensitivity analysis on all of its current leases and determined there was no material difference between using the applicable federal rate and the applicable incremental borrowing rate. Lease renewal options included in any lease are considered in the lease term if it is reasonably certain the Company will exercise the option to renew. The Company’s operating lease agreements do not contain any material restrictive covenants.

The Company intends to further amend its Form 10-Q for the period ending March 31, 2024 as follows to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the fourth paragraph of Footnote 9 to the financial statements to read as follows:

For the three months ended March 31, 2024, the weighted average remaining lease term for operating leases was 105 months. For the three months ended March 31, 2024, the weighted average discount rate for operating leases was 9.0%. The Company paid approximately $0.3 million in cash for operating lease amounts included in the measurement of lease liabilities for the three months ended March 31, 2024. The Company did not have any finance leases as of March 31, 2024.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 31, 2024

On behalf of the Company, please be advised that the Company has endeavored to respond fully to the Staff’s comment. We acknowledge and understand that any comment from the Staff regarding these issues would not be binding and would not commit the Staff in any manner. Further, the Company acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement. You may contact the undersigned at (310) 282-6245. Thank you in advance for your courtesy and cooperation.

Very truly yours,

MARC A. INDEGLIA

of GLASER WEIL FINK HOWARD JORDAN & SHAPIRO LLP

MAI:ph

cc:	INVO Bioscience, Inc.

Exhibit A

Financial Metrics

Exhibit B

Scalar Report

INVO Bioscience, Inc.

Incremental Borrowing Rate Analysis

Final Opinion

Scalar

Incremental Borrowing Rate Summary

Lease	Commencement Date	Term	Rate
Sarasota	5/1/2019	5.0	8.80%
Birmingham	4/1/2021	7.2	7.45%
Atlanta	8/1/2021	6.0	6.76%
Tampa	6/22/2023	10.3	10.51%
Wisconsin	8/10/2023	10.0	10.28%

Sources:

Bioscience_Lease (signed).pdf

2019.pdf

Sublease.pdf

Agreement March 17 2021.pdf

Holdings - INVO (signed).pdf

Incremental Borrowing Rate Summary - 2019

Synthetic Credit Rating Conclusion [1]	CCC+
Adjusted Rating for Collateral [2]	**B-**

Lease Summary

Lease	Commencement Date	Term	Rate
Sarasota	5/1/2019	5.0	8.80%

Notes:

[1] The synthetic credit rating was determined using our synthetic credit rating model.

[2] The Incremental Borrowing Rate represents a secured rate. In order to adjust for securitization, it is common practice to adjust a synthetic credit rating upwards by one to two notches.

Conclusion Summary

Inputs		
Valuation Date:	5/1/2019	5/1/2019
Industry:	HealthCare	HealthCare
Currency:	USD	USD
Credit Rating:	B	CCC

Yield Curves		
Maturity (Yrs)	*75%*	*25%*
1M	4.33%	17.34%
2Y	5.20%	16.76%
3Y	5.59%	16.45%
4Y	5.99%	16.21%
5Y	6.39%	16.01%
6Y	6.78%	15.85%
7Y	7.14%	15.70%
8Y	7.49%	15.57%
9Y	7.81%	15.46%
10Y	8.11%	15.36%
11Y	8.39%	15.27%
12Y	8.64%	15.19%
13Y	8.86%	15.11%
14Y	9.06%	15.04%
15Y	9.23%	14.98%
16Y	9.39%	14.92%
17Y	9.53%	14.87%
18Y	9.65%	14.83%
19Y	9.75%	14.79%
20Y	9.84%	14.76%

Lease	End Date	Term	B Rate	CCC Rate	Weighted Rate	Final Rate
Sarasota	5/1/2024	5.00	6.39%	16.01%	8.80%	**8.80%**

Corporate Yield Curve
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1M
3Y
5Y
7Y
9Y
11Y
13Y
15Y
17Y
19Y

Notes:
[1] Yield curve data was provided by S&P Capital IQ.
[2] Overall corporate yield curve provided for reference.

Incremental Borrowing Rate Summary - 2021

Synthetic Credit Rating Conclusion [1]	CCC+
Adjusted Rating for Collateral [2]	**B-**

Lease Summary

Lease	Commencement Date	Term	Rate
Birmingham	4/1/2021	7.2	7.45%
Atlanta	8/1/2021	6.0	6.76%

Notes:

[1] The synthetic credit rating was determined using our synthetic credit rating model.

[2] The Incremental Borrowing Rate represents a secured rate. In order to adjust for securitization, it is common practice to adjust a synthetic credit rating upwards by one to two notches.

Conclusion Summary

Inputs		
Valuation Date:	4/1/2021	4/1/2021
Industry:	HealthCare	HealthCare
Currency:	USD	USD
Credit Rating:	B	CCC

Yield Curves		
Maturity (Yrs)	*75%*	*25%*
3M	2.61%	7.90%
2Y	3.55%	8.32%
3Y	4.16%	8.67%
4Y	4.82%	9.07%
5Y	5.44%	9.47%
6Y	6.00%	9.80%
7Y	6.49%	10.08%
8Y	6.92%	10.32%
9Y	7.30%	10.52%
10Y	7.64%	10.70%
11Y	7.95%	10.86%
12Y	8.22%	10.99%
13Y	8.46%	11.11%
14Y	8.67%	11.21%
15Y	8.86%	11.29%
16Y	9.02%	11.37%
17Y	9.16%	11.43%
18Y	9.28%	11.48%
19Y	9.38%	11.52%
20Y	9.47%	11.56%

Lease	End Date	Term	B Rate	CCC Rate	Weighted Rate	Final Rate
Birmingham	5/1/2028	7.16	6.56%	10.12%	7.45%	**7.45%**

Corporate Yield Curve

14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3M
3Y
5Y
7Y
9Y
11Y
13Y
15Y
17Y
19Y

Notes:

[1] Yield curve data was provided by S&P Capital IQ.

[2] Overall corporate yield curve provided for reference.

Conclusion Summary

Inputs

Valuation Date:	8/1/2021	8/1/2021
Industry:	HealthCare	HealthCare
Currency:	USD	USD
Credit Rating:	B	CCC

Yield Curves

Maturity (Yrs)	*75%*	*25%*
6M	2.53%	9.26%
2Y	3.37%	9.53%
3Y	3.98%	9.79%
4Y	4.55%	10.04%
5Y	5.07%	10.25%
6Y	5.54%	10.43%
7Y	5.97%	10.59%
8Y	6.35%	10.73%
9Y	6.71%	10.85%
10Y	7.03%	10.95%
11Y	7.32%	11.05%
12Y	7.58%	11.14%
13Y	7.82%	11.21%
14Y	8.02%	11.28%
15Y	8.21%	11.33%
16Y	8.37%	11.38%
17Y	8.52%	11.43%
18Y	8.65%	11.47%
19Y	8.75%	11.50%
20Y	8.85%	11.53%

Lease	End Date	Term	B Rate	CCC Rate	Weighted Rate	Final Rate
Atlanta	8/1/2027	6.00	5.54%	10.43%	6.76%	**6.76%**

Corporate Yield Curve
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6M
3Y
5Y
7Y
9Y
11Y
13Y
15Y
17Y
19Y

Notes:
[1] Yield curve data was provided by S&P Capital IQ.
[2] Overall corporate yield curve provided for reference.

Incremental Borrowing Rate Summary - 2023

Synthetic Credit Rating Conclusion [1]	CCC+
Adjusted Rating for Collateral [2]	**B-**

Lease Summary

Lease	Commencement Date	Term	Rate
Tampa	6/22/2023	10.3	10.51%
Wisconsin	8/10/2023	10.0	10.28%

Notes:

[1] The synthetic credit rating was determined using our synthetic credit rating model.

[2] The Incremental Borrowing Rate represents a secured rate. In order to adjust for securitization, it is common practice to adjust a synthetic credit rating upwards by one to two notches.

Conclusion Summary

Inputs		
Valuation Date:	6/22/2023	6/22/2023
Industry:	HealthCare	HealthCare
Currency:	USD	USD
Credit Rating:	B	CCC

Yield Curves		
Maturity (Yrs)	*75%*	*25%*
9M	8.79%	14.83%
2Y	8.72%	14.29%
3Y	8.39%	13.60%
4Y	8.38%	13.27%
5Y	8.51%	13.10%
6Y	8.70%	13.02%
7Y	8.91%	13.00%
8Y	9.14%	13.00%
9Y	9.37%	13.02%
10Y	9.59%	13.05%
11Y	9.80%	13.09%
12Y	10.00%	13.13%
13Y	10.18%	13.17%
14Y	10.34%	13.20%
15Y	10.49%	13.24%
16Y	10.62%	13.26%
17Y	10.72%	13.28%
18Y	10.81%	13.29%
19Y	10.88%	13.29%
20Y	10.93%	13.29%

Lease	End Date	Term	B Rate	CCC Rate	Weighted Rate	Final Rate
Tampa	9/22/2033	10.33	9.66%	13.06%	10.51%	**10.51%**

Corporate Yield Curve

16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9M
3Y
5Y
7Y
9Y
11Y
13Y
15Y
17Y
19Y

Notes:
[1] Yield curve data was provided by S&P Capital IQ.
[2] Overall corporate yield curve provided for reference.

Conclusion Summary

Inputs		
Valuation Date:	8/10/2023	8/10/2023
Industry:	HealthCare	HealthCare
Currency:	USD	USD
Credit Rating:	B	CCC

Yield Curves		
Maturity (Yrs)	*75%*	*25%*
1Y	8.61%	12.65%
2Y	8.55%	12.35%
3Y	8.28%	11.86%
4Y	8.28%	11.66%
5Y	8.47%	11.67%
6Y	8.70%	11.73%
7Y	8.94%	11.82%
8Y	9.18%	11.92%
9Y	9.43%	12.03%
10Y	9.66%	12.15%
11Y	9.88%	12.26%
12Y	10.08%	12.36%
13Y	10.27%	12.46%
14Y	10.44%	12.55%
15Y	10.59%	12.63%
16Y	10.71%	12.69%
17Y	10.82%	12.74%
18Y	10.90%	12.77%
19Y	10.97%	12.80%
20Y	11.02%	12.81%

Lease	End Date	Term	B Rate	CCC Rate	Weighted Rate	Final Rate
Wisconsin	8/10/2033	10.00	9.66%	12.15%	10.28%	**10.28%**

Corporate Yield Curve

14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1Y
3Y
5Y
7Y
9Y
11Y
13Y
15Y
17Y
19Y

Notes:
[1] Yield curve data was provided by S&P Capital IQ.
[2] Overall corporate yield curve provided for reference.

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